

CACHE SECURITIES, LLC

FINANCIAL STATEMENTS
WITH
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

CACHE SECURITIES, LLC

CONTENTS

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SEC FILE NUMBER
8-70913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cache Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

921 Front Street, 2nd floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elisa Garibay	650-533-1528	elisa@usecache.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd., Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elisa Garibay, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cache Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC · STATE OF FLORIDA

ARMANDO SMITH
Notary Public - State of Florida
Commission # HH610345
Expires on November 6, 2028

Signature: Elisa Garibay

Title:
CEO

Armando Smith

Notary Public
Armando Smith

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cache Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cache Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cache Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cache Securities, LLC 's management. Our responsibility is to express an opinion on Cache Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information: Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Cache Securities, LLC's financial statements. The supplemental information is the responsibility of Cache Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2024.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 1, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683


CACHE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS


Cash	$	254,226
Deposits with clearing brokers		125,000
Account receivable		48,985
Prepaid expenses and other assets		32,655
TOTAL ASSETS	$	460,866


LIABILITIES AND MEMBER'S EQUITY


LIABILITIES		
Accounts payable	$	20,495
Accrued expenses		12,587
Due to member		4,615
TOTAL LIABILITIES		37,697
MEMBER'S EQUITY		
Additional paid-in capital		2,147,041
Accumulated deficit		(1,723,872)
TOTAL MEMBER'S EQUITY		423,169
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	460,866


See accompanying notes to the financial statements.

-5-


CACHE SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES		
Service fees	$	93,390
Rebates		847
TOTAL REVENUES		94,237
EXPENSES		
Salaries, bonuses and benefits	$	392,750
Professional fees		317,704
Brokerage, exchange and clearance fees		141,882
Technology, data and communication costs		82,078
Regulatory fees		36,864
Adveristing costs		4,471
Occupancy costs		4,465
Business insurance		3,556
Other expenses		4,128
Allowance for credit loss		536
TOTAL EXPENSES		$988,434
NET OPERATING LOSS		(894,197)
OTHER INCOME		
Interest Earned	$	5,074
TOTAL OTHER INCOME		5,074
NET LOSS	$	(889,123)

See accompanying notes to the financial statements.

CACHE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE - BEGINNING OF PERIOD	$ 1,047,041	$ (834,749)	$ 212,292
Capital contribution by member	1,100,000	-	1,100,000
Net loss	-	(889,123)	(889,123)
BALANCE - END OF PERIOD	$ 2,147,041	$ (1,723,872)	$ 423,169

See accompanying notes to the financial statements.

CACHE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

OPERATING ACTIVITIES	
Net loss	$ (889,123)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(48,985)
Prepaid expenses and other assets	(18,663)
Increase (decrease) in operating liabilities:	
Accounts payable	895
Accrued expenses	590
Due to member	(5,408)
TOTAL ADJUSTMENTS	(71,571)
NET CASH USED IN OPERATING ACTIVITIES	(960,694)
FINANCING ACTIVITIES	
Capital contributions from member	1,100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,100,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	139,306
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	114,920
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 254,226
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cache Securities LLC (the "Company") is organized in the state of Delaware and is registered as an introducing broker dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company acts as an agency broker for corporate equity securities and exchange traded funds, and receives fees for transactions conducted by clients who employ the technologies/software offered by its parent.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule and footnote 74 contemplated by SEC Release No. 34-70073. The Company commenced operations on February 17, 2022 and is a single member limited liability company and is a wholly owned subsidiary of Cache Financials Inc. (the "Member"/"Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2024, the Company does not have excess cash of federally insured limits. The company considers investments with original maturity dates of 90 days or less as cash or cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Receivables arise when the Company has an unconditional right to receive payment under a contract with an affiliated RIA, Cache Advisors LLC, and are reversed when the cash is received.

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 120 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. For receivable amounts over 90 days the company estimated credit losses based on the Federal Fund Rate. The Company recorded account receivable of $49,521 at December 31, 2024. Allowance for credit losses was recorded at December 31, 2024 in the amount of $536.

Clearing Agreements

The Company has an agreement with clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain deposits in cash or securities. This amount was $125,000 at December 31, 2024

Revenue Recognition

The Company recognizes revenue in accordance with "ASC-606", Revenue from Contracts with Customers. The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step, model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is an introducing broker-dealer (through Apex, its clearing broker) and acts as a placement agent for private placement exchange funds for its related party RIA. The Company's related party, Cache Advisors, LLC (RIA) , serve as the Investment Advisor to these Exchange Funds. The Company and its related parties offer tax advantaged private placement securities, specifically, Private Placement Exchange Funds. The Company's clients who wish to purchase an interest in an Exchange Fund complete a subscription agreement and establish an Apex account through the Cache portal. Clients then complete a transfer confirmation form and contribute securities to their account. The contributed securities are subsequently exchanged for an interest in the Exchange Fund chosen by the client.

The Company is paid a support fee for administrative non-distribution-related services as the placement agent from its affiliated RIA entity. The firm has a separate intercompany agreement with its affiliated party RIA. The Support Fee is paid exclusively by the RIA from its own legitimate business revenue and not from any Fund assets. The firm's placement agent fee is calculated and recognized monthly for all new and previously committed capital by clients of the RIA. These fees are transaction-based and are recognized at the point in time that the transaction is processed by its clearing broker, Apex, for the new investment and over time for the previously invested capital.

The client is locked into the Exchange Fund for a lock down period as defined in the Private Placement Memorandum. If the client redeems before the lock down period, there is a redemption fee payable to the Company. There have been no early redemptions as of December 31, 2024.

The Company believes that the performance obligation is satisfied at the time when securities are exchanged for an interest in the Exchange Fund because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of Financial Accounting Standards Board "FASB" ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." In accordance with the rule, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2024, management has determined that the Company had no material unrecognized tax positions that would require financial statement recognition as there are no uncertain tax positions at December 31, 2024. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2024 and March 1, 2025, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, communication and data product services, and general operational and infrastructure costs. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. All these expenses are allocated to the Company monthly based on agreed upon percentages, and the Company's total reimbursements amounted to $650,772 the year ended December 31, 2024.

As of December 31, 2024, $4,615 is included in Due to Member as reflected on the Statement of Financial Condition. Moreover, the Company has received $1,100,000 of capital contributions by the Parent for the period December 31, 2024.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $341,529 which was $336,529 in excess of its required minimum of $5,000. The Company's percent of aggregate indebtedness to net capital was 11.00%

NOTE 6 – RISK AND UNCERTAINTIES, GOING CONCERN

The Company generated its first revenue for the year ended December 31, 2024. Moreover, capital contributions were provided by the Parent during the period ended December 31, 2024 accounted to $1,100,000. While the Company is optimistic that it will generate sufficient revenue to fund operations in the near future, meanwhile it will continue to be supported by Cache Financials Inc. through capital contributions until such time as it can independently sustain. Management has determined that the company will be able to meet obligations and net capital requirements for the next 12 months from issuance of these financials statements.

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, and has a single reportable segment under ASC 280. The Company's primary product offering is the distribution of private placement securities, specifically Exchange Funds. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 99 percent of its total revenues from a single related customer in 2024.

CACHE SECURITIES, LLC

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2024

Net Capital		
Total member's equity from the Statement of Financial Condition	$	423,169
Nonallowable assets from the Statement of Financial Condition		(81,640)
Net capital before haircuts		341,529
Net capital	$	341,529
Total aggregate indebtedness	$	37,697
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	336,529
Percentage of aggregate indebtedness to net capital		11.00 %

There is nomaterial difference computed above and the Company's computation of net capital on its December 31, 2024 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

CACHE SECURITIES, LLC

STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2024

The Company is exempt from the requirement of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule and footnote 74 contemplated by SEC release No. 34-70073.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2024 without exception and footnote 74 contemplated by SEC release No. 34-70073.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

CACHE SECURITIES, LLC

STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2024

The Company is exempt from the requirements of Rule 15 c3-3 under the exemption provided in paragraph k(2)(ii) of Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2024 without exemption.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

CACHE SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Date: February 12, 2025

Cache Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transaction-based compensation for participating in private placement of securities (other than firm commitment underwritings); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cache Securities, LLC

I, Elisa Garibay, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: ___Elisa Garibay_____
Title: Chief Executive Officer

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Cache Securities, LLC

We have reviewed management's statements, included in the accompanying Cache Securities, LLC's Annual Exemption Report, in which Cache Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cache Securities, LLC claimed an exemption from both 17 C.F.R. §240.15c3-3: (k)(2)(ii), and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Cache Securities, LLC stated that Cache Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, Cache Securities, LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Cache Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cache Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 1, 2025

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683